Exhibit 1.01

Dell Technologies
Conflict Minerals Report

Introduction

This Conflict Minerals Report for Dell Technologies Inc. (individually and together with its consolidated subsidiaries, “Dell” or “we,” “us,” and “our”) is filed with the Securities and Exchange Commission (the “SEC”) as an exhibit to Dell’s Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting year ended December 31, 2025 (the “Reporting Period”). The Rule imposes disclosure of certain due diligence and reporting obligations on SEC reporting companies whose manufactured products or products contracted to be manufactured contain “conflict minerals” that are necessary to the functionality or production of Dell products. The Rule defines “conflict minerals” as cassiterite, columbite-tantalite, wolframite, and gold, and their derivatives limited to tin, tantalum, tungsten, and gold, also referred to as “3TG.”

Dell Products Covered by this Report

This Report relates to products: (i) for which conflict minerals are necessary to the functionality or production of such products; (ii) that were manufactured, or contracted to be manufactured, by Dell; and (iii) for which the manufacture was completed during the Reporting Period (the “Covered Products”). Covered Products include the following product categories manufactured or contracted to be manufactured by Dell in the Reporting Period: branded hardware, such as desktop PCs, notebooks and tablets; branded and third-party peripherals, such as monitors and projectors; and server, storage, and networking products.

Overview of Dell’s Conflict Minerals Program

Dell supports and respects the protection of internationally proclaimed human rights for all people, including the basic human rights of our employees and workers within our supply chain.

Dell manufactures and contracts to manufacture products for which 3TG minerals are necessary to their functionality or production. As a manufacturer of technology products, Dell does not purchase 3TG directly from mines, smelters, or refiners, but does procure components and materials that may contain 3TG.

Dell collaborates with suppliers, industry peers, and other stakeholders to ensure our products do not contain 3TG whose sale directly or indirectly finances armed conflict or contributes to human rights violations. In order to comply with the Rule, Dell conducts a good-faith Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any necessary 3TG contained in the Covered Products originated in the Democratic Republic of the Congo (the “DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, or Angola (together, the “Covered Countries”), or were from recycled or scrap sources.

Dell’s due diligence process is designed to align with the five-step due diligence framework set forth in the Organisation for Economic Co-operation and Development’s “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, 3rd Edition (2016)” and the related Supplements for 3TG (the “OECD framework”).

We participate in multi-stakeholder initiatives such as the Responsible Minerals Initiative (“RMI”). RMI provides tools such as the Conflict Minerals Reporting Template (“CMRT”) and oversees the Responsible Minerals Assurance Process (“RMAP”), which is one of three approved third-party audit schemes that verify that sourcing practices of actors at identified points in the supply chain (i.e., 3TG smelters or refiners (“SORs”)) are aligned to the OECD framework. We use these tools, RMI guidance, and the OECD framework to conduct due diligence on our 3TG supply chain and drive our minerals sourcing actions towards the goals established at the beginning of the Reporting Period. This includes a 100 percent CMRT response rate by in-scope suppliers and increasing the number of smelters and refiners participating in an approved third-party audit.

Reasonable Country of Origin Inquiry

Deploying a CMRT survey to relevant suppliers, conducting a smelter and refiner review, and considering other third-party data constituted the Reasonable Country of Origin Inquiry (“RCOI”). This RCOI, combined with our risk assessment and mitigation efforts described in this report, represents Dell’s efforts to trace the source of 3TG in our supply chain to country of origin and the mine or location of origin as necessary. Based on the RCOI findings, Dell performed further due diligence on 3TG contained in Covered Products that may originate from SORs that may, or that are known to, source from Covered Countries. The results of the RCOI investigation are reported under “Due Diligence Results.”

Due Diligence Process

Design of Due Diligence Measures

Dell's due diligence measures have been designed to conform, in all material respects, with the OECD framework. Dell’s due diligence included the following elements of the OECD framework:

Step 1: Establish strong company management system
Step 2: Identify and assess risks in the supply chain
Step 3: Design and implement a strategy to respond to identified risks
Step 4: Carry out independent third-party audits of supply chain due diligence at identified points in the supply chain
Step 5: Report on supply chain due diligence

Due Diligence Performed

Step 1: Establish Strong Company Management System

Dell has established a management system to determine the source and chain of custody of 3TG in its supply chain.

Responsible Sourcing Policies. Dell abides by, and is held accountable to, the Responsible Business Alliance (“RBA”) Code of Conduct and Dell’s Supplier Principles, which require direct material suppliers to comply with Dell’s Responsible Sourcing Policy, maintain a conflict minerals policy, and conduct due diligence on the source and chain of custody of materials in their products to reasonably assure they do not come from conflict sources.

Control System. Dell surveys its supply chain annually using the CMRT. This survey is the primary mechanism for identifying smelters and refiners that supply 3TG to components within Dell’s supply chain and assessing the risk that 3TG is sourced from a Covered Country. Following the collection of smelter and refiner data from suppliers, Dell uses RMI’s RMAP (and, as applicable, the London Bullion Market Association’s (“LBMA”) or Responsible Jewellery Council (“RJC”) equivalent schemes) to determine whether each smelter and refiner identified through the CMRT is participating in a third-party audit program and to determine the country of origin of 3TG used by the smelters and refiners in our supply chain.

Supplier Engagement. Responsible sourcing is embedded in Dell’s supply chain management business processes. In addition to reviewing each CMRT received for completeness and communicating and confirming compliance with any required corrective actions, we incorporate metrics on suppliers’ adherence to Dell’s expectations in scorecards used in quarterly business reviews. These metrics are communicated to suppliers alongside other measures of supply chain performance (e.g., quality, cost, and availability).

Internal Team. Dell has a team of individuals dedicated to responsible sourcing management who report to the Director for Supply Chain Social and Environmental Responsibility (SER). These individuals work closely with other supply chain teams, such as the relevant Dell procurement and engineering teams, to collect data from suppliers – and work with them in the event of errors or non-compliance. Performance is regularly communicated to those aforementioned teams via monthly reports and escalation protocols.

Alignment and approval of policies, supplier requirements, communications and risk management are addressed in Assurance Working Council meetings, comprised of the supply chain leadership team. Any public reporting, including this Conflict Minerals Report, is subject to verification and approval from Legal and Finance, before final approval by the Chief Supply Chain Officer.

Grievance Mechanism. Dell uses a reporting tool that allows any internal or external parties, including those within our supply chain, to confidentially report ethics concerns or suspected misconduct. The reporting tool is accessible 24/7, available in multiple languages and offers the option of anonymous reporting. Dell also encourages the use of RMI’s Grievance Mechanism for mineral supply chain issues. Anonymous submissions can be made at https://www.responsiblemineralsinitiative.org/minerals-due-diligence-container/risk-management/rmi- grievance-mechanism/.

Dell does not retaliate against anyone who provides information or otherwise assists in an investigation or proceeding regarding any conduct the person reasonably believes constitutes a violation of applicable laws, regulations, or Dell policies.

Step 2: Identify and Assess Risks in the Supply Chain

A supplier is identified in-scope for Dell’s Conflict Minerals Program if it meets one or more of the following criteria:

•supplies components to Dell that are known to, or could potentially, contain 3TG, including suppliers who are identified based on previously reported data
•accounts for a specified percentage of Dell spend

Dell requests CMRTs from in-scope suppliers and expects them to disseminate this reporting requirement across the supply chain through a cascade approach. Suppliers are required to provide comprehensive, accurate data on 3TG acquired from their supply chain through the CMRT process. This data serves to identify and verify the smelters and refiners in our supply chain participating in RMAP (or, as applicable, the LBMA’s or RJC’s equivalent audit schemes). Collected CMRTs are analyzed to ensure conformity with Dell’s policies and assessment.

Dell partners with a third-party software provider to manage the CMRT reporting campaign and confirm initial data validation (to ensure survey completeness), followed by a more in-depth review using internally developed risk assessment criteria. These criteria evaluate the smelters and refiners identified as being in Dell’s supply chain and assess the supplier’s due diligence undertaken and other aspects of the supplier’s program (including existence of a conflict minerals policy and use of CMRT).

Step 3: Design and Implement a Strategy to Respond to Identified Risks

Dell is committed to promoting responsible sourcing through third-party verification of smelters and refiners. Suppliers are expected to use smelters and refiners designated to be conformant by RMAP or equivalent certifications, or who use 3TG minerals 100% from recycled or scrap sources.

Accordingly, Dell’s due diligence relies on data from the Responsible Minerals Initiative, including the Responsible Minerals Assurance Process (RMAP) and programs cross‑recognized by RMAP (e.g., LBMA and RJC), to evaluate whether smelters and refiners identified by our suppliers are participating in or conformant with an OECD‑aligned third‑party assurance program. Where a reported smelter or refiner is not conformant, Dell engages suppliers to remove the non-conformant smelter/refiner.

This approach is enhanced by reviewing not only high-risk smelters and refiners, but also those that do not, or cannot, achieve third-party audit conformance. The relevant Dell procurement teams help engage suppliers to develop a plan to address smelters or refiners of concern, including identifying parts affected, material breakdown of parts, and timelines for completion. Progress is managed with executive oversight on both sides, and regular briefings, which could lead to potentially impacted scoring in quarterly business reviews. If the issue is not resolved, alternative sourcing will be pursued.

To expedite such processes, there is a focus to ensure data collection targets parts and sub-tier suppliers that are directly included in Dell’s supply chain. We continue to review opportunities to improve surveying and reporting capabilities, with supplier collaboration of paramount importance to this process.

Step 4: Carry Out Independent Third-Party Audits of Supply Chain Due Diligence at Identified Points in the Supply Chain

As a downstream company, Dell uses RMAP (or, as applicable, the LBMA’s or RJC’s equivalent audit schemes) for smelter and refiner audits to assess risks from the mine to the smelter or refiner. Dell requires suppliers use smelters that participate in such audits, or the supplier will be required to remove the non-compliant smelter from Dell’s supply chain. Participation in independent, third-party certification programs provides assurance that smelters and refiners have enough systems and controls in place to ensure their sourcing practices align with the OECD Guidance and do not support conflict in the DRC or adjacent countries. Through our membership and participation in RMI, we continue to support the development and implementation of tools and processes aimed at advancing cross-industry due diligence practices.

Step 5: Report on Supply Chain Due Diligence

This report and Dell’s Form SD will be filed with the SEC and will be publicly available at www.sec.gov and www.dell.com/supplychain.

Dell also provides information related to social and environmental responsibility on our website and in our -public disclosures.

References to Dell’s website are provided for convenience only, and its contents are not incorporated by reference into this report nor are they deemed filed with the SEC.

Due Diligence Results

100% of in-scope suppliers identified in Dell’s supply chain during the Reporting Period provided a CMRT in response to our survey request. Based on the responses, 245 unique 3TG smelter or refiner facilities were identified. 219 smelters and refiners reported in Dell’s supply chain as conformant1 as of Dec 31, 2025. Half of the non-conformances identified were declared by a single supplier in Dell Technologies’ supply chain who went end of life in 2025. The remaining smelters and refiners are considered by Dell to be non-compliant either because they recently stopped participating in a third-party audit or were not willing to complete a third-party audit within established timelines. We are collaborating with our suppliers to transition away from the remaining non-compliant entities according to the risk mitigation strategy previously noted.

As a result of our due diligence, Dell found no reason to conclude that any smelter or refiner reported in Dell’s supply chain sourced 3TG that directly or indirectly financed or benefited armed groups in the Covered Countries. Of the 245 smelters and refiners identified, 31 were known to be sourcing from the DRC or an adjoining country, and all are designated as “Third-Party Audit Conformant”.

Many suppliers returned CMRTs encompassing their entire supply chains, rather than focusing only on smelters or refiners who supplied 3TG used in materials or components incorporated into Dell’s Covered Products. Therefore, some smelters and refiners included in reporting may not be providing material for Dell products. Dell continues to work with suppliers throughout its supply chain to assess and improve their information, reporting quality, and capacity, considering supply chain fluctuations and other changes in status or scope and relationships over time.

The list of countries from which we believe 3TG in our Covered Products may have originated is published in Appendix A. Some 3TG also originates from recycled or scrap sources.

Continuous Improvement to Mitigate Risk

Dell will continue taking the following steps, among others, to improve the due diligence conducted and to further mitigate the risk of sourcing 3TG that benefits armed groups from the Covered Countries:

1) Work closely with suppliers to obtain necessary information on the origin of 3TG contained in materials or components used in the Covered Products.

2) Work with supply chain actors through engagement with RMI to promote smelter and refiner participation in RMAP and other equivalent third-party certifications.

3) Monitor incidents related to OECD Annex II risks to assess their impact on Dell’s supply chain.

4) Partner with organizations dedicated to supporting mining communities and contributing to ethical materials sourcing.

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[1] In addition to smelters and refiners that are designated by RMAP as “Active” and/or “Conformant”, Dell includes smelters and refiners with equivalent assurance (that is, London Bullion Market Association (“LBMA”) Good Delivery List or Responsible Jewellery Council (“RJC”) Member Register). RMAP assurance is not required for 3TG sourced from recycled sources, as per policy.

Cautionary Statement about Forward-Looking Statements

Statements in this report that relate to future events are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933 and are based on Dell’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “confidence,” “could,” “estimate,” “expect,” “guidance,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should,” “will” and “would,” or similar words or expressions that refer to future events or outcomes. Dell’s results or events in future periods could differ materially from those expressed or implied by these forward-looking statements because of risks, uncertainties, and other factors, including those risks described in its reports filed with the SEC, including Dell’s Annual Report on Form 10-K for the fiscal year ended January 30, 2026, quarterly reports on Form 10-Q, and current reports on Form 8-K. These filings are available for review through the SEC’s website at www.sec.gov. Any or all forward-looking statements Dell makes may turn out to be wrong and can be affected by inaccurate assumptions Dell might make or by known or unknown risks, uncertainties, and other factors, including those identified in this report. Accordingly, you should not place undue reliance on the forward-looking statements made in this report, which speak only as of its date. Dell does not undertake to update, and expressly disclaims any duty to update, its forward-looking statements, whether as a result of circumstances or events that arise after the date they are made, new information, or otherwise.

Appendix A: Reasonable Country of Origin Inquiry List

The following list identifies countries from which 3TG in Dell’s products may have originated based on sourcing information disclosed during the third-party audit processes and RMI’s Reasonable Country of Origin Inquiry report dated March 27, 2026. The countries of origin of the 3TG processed by facilities listed in Appendix A, other than 3TG from recycled or scrap sources, may include the following:

Reasonable Country of Origin List
Australia	Japan	Russia
Benin	Laos	Rwanda
Bolivia	Liberia	Sierra Leone
Brazil	Madagascar	South Africa
Burundi	Malaysia	Spain
Canada	Mongolia	Sweden
Chile	Mozambique	Tanzania
China	Myanmar	Thailand
Colombia	Namibia	Uganda
Congo, Democratic Republic of the	Nicaragua	United Kingdom
Ethiopia	Niger	United States of America
France	Nigeria	Uzbekistan
Germany	Papua New Guinea	Vietnam
Guyana	Peru	Zambia
India	Philippines	Zimbabwe
Indonesia	Portugal